Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JULY 2, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This supplement No. 5 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 5 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2026;
•the status of our offering;
•updates to our Suitability Standards and Subscription Agreement;
•an update to the Questions and Answers About this Offering Section;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of June 30, 2026:

	June 30, 2026
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Private Shares(1)	Total
Real estate investments(2)	$1,261,935,000	$317,871,000	$48,122,000	$1,643,355,000	$236,313,000	$3,507,596,000
Debt	(454,748,000)	(114,547,000)	(17,341,000)	(592,195,000)	(85,158,000)	$(1,263,989,000)
Other assets and liabilities, net	23,835,000	6,003,000	909,000	31,038,000	4,464,000	$66,249,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$831,022,000	$209,327,000	$31,690,000	$1,082,198,000	$155,619,000	$2,309,856,000
Number of outstanding shares	73,807,296	18,565,703	2,806,521	96,036,640	13,820,805
NAV per share(3)	$11.26	$11.27	$11.29	$11.27	$11.27
______________
(1)    Private Shares represent the collective total for Class D, Class I, Class N, Class S and Class Z being offered in a continuous private offering.
(2)    The value of our real estate investments was less than the historical cost by approximately 2.3% as of June 30, 2026
(3)    NAV per share for Private Shares represents the average share price for Class D, Class I, Class N, Class S and Class Z collectively.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2026:

	Healthcare	Industrial	Office	Residential	Retail	Other (1)	Total Company
Exit capitalization rate	6.0%	5.7%	6.9%	5.4%	6.0%	6.5%	5.7%
Discount rate/internal rate of return (IRR)	7.4	7.4	8.5	7.0	7.5	8.3	7.3
Annual market rent growth rate	3.0	3.1	2.7	3.1	3.0	3.0	3.0
Holding period (years)	10.0	10.3	10.0	10.0	10.0	17.8	10.2
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(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of June 30, 2026:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.6)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.6)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $68,686,000 lower than the carrying values at June 30, 2026. The NAV per share would have increased by $0.25 at June 30, 2026 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
On June 6, 2025, our Third Extended Public Offering was terminated and we commenced our Fourth Extended Public Offering of up to $1,500,000,000, in shares of which $1,200,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of June 30, 2026, we have received aggregate gross proceeds of approximately $90,362,000 including $24,761,000 from the sale of 2,163,785 Class A shares, $7,555,000 from the sale of 667,860 Class M shares, $1,026,000 from the sale of 91,176 Class A-I shares, and $57,020,000 from the sale of 5,019,898 Class M-I shares pursuant to our primary offering. There were $1,109,638,000 in shares of our common stock in our primary offering available for sale. As of June 30, 2026, we have received approximately $91,209,000 pursuant to our distribution reinvestment plan, including $35,089,000 from the sale of 3,115,945 Class A shares, $9,949,000 from the sale of 882,450 Class M shares, $1,319,000 from the sale of 116,822 Class A-I shares, and $44,852,000 from the sale of 3,980,482 Class M-I shares. There were $208,791,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $7,297,962,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $184,473,000 during the quarter ending June 30, 2026.  As of June 30, 2026, our total Company NAV across all share classes was approximately $2,309,856,000.

Updates to the Suitability Standards and Subscription Agreements
The following disclosure supersedes and replaces the section of the suitability standards and the subscription agreement regarding California investors:
California Investors: In addition to the general suitability standards, California investors may not invest more than 10% of their net worth in our shares; provided that, this concentration limit shall not apply to (i) investments made as a result of participation in our DRIP and (ii) any investor that is an accredited investor as defined in Rule 501(a) of Regulation D.

Updates to the Questions and Answers About This Offering Section:
The following disclosure supersedes and replaces the paragraph on page 9 of the Prospectus:

May I reinvest my cash distributions in additional shares?

Yes. We have adopted a DRIP whereby stockholders (other than other than residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Tennessee, Oregon, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in the DRIP, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under the DRIP will be equal to our NAV per share of that share class on the date that the distribution is payable. Stockholders will not pay selling commissions when purchasing shares under the DRIP. See “Description of Capital Stock—Distribution Reinvestment Plan” for more information regarding reinvestment of distributions you may receive from us. If you participate in the DRIP, you will be treated for federal income tax purposes as if you received a distribution (taxable as described in the previous Q&A) in an amount equal to the value of the additional shares you receive, so that you may have a tax liability that you will have to fund from other sources.
Share Repurchase Plan Status
During the quarter ended June 30, 2026, we redeemed 6,155,419 shares for a total of approximately $69,292,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2026 through September 30, 2026 are limited to approximately $115,493,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
June 1, 2026	$11.25	$11.26	$11.28	$11.26
June 2, 2026	$11.25	$11.26	$11.28	$11.26
June 3, 2026	$11.25	$11.26	$11.28	$11.26
June 4, 2026	$11.25	$11.26	$11.28	$11.26
June 5, 2026	$11.25	$11.26	$11.28	$11.26
June 8, 2026	$11.25	$11.27	$11.28	$11.26
June 9, 2026	$11.25	$11.27	$11.28	$11.26
June 10, 2026	$11.25	$11.27	$11.28	$11.26
June 11, 2026	$11.25	$11.27	$11.29	$11.27
June 12, 2026	$11.26	$11.27	$11.29	$11.27
June 15, 2026	$11.27	$11.29	$11.30	$11.28
June 16, 2026	$11.27	$11.29	$11.30	$11.28
June 17, 2026	$11.27	$11.29	$11.30	$11.28
June 18, 2026	$11.27	$11.29	$11.30	$11.28
June 22, 2026	$11.27	$11.29	$11.31	$11.28
June 23, 2026(1)	$11.23	$11.24	$11.26	$11.24
June 24, 2026	$11.23	$11.25	$11.26	$11.24
June 25, 2026	$11.23	$11.25	$11.26	$11.24
June 26, 2026	$11.25	$11.27	$11.29	$11.26
June 29, 2026	$11.26	$11.27	$11.29	$11.27
June 30, 2026	$11.26	$11.27	$11.29	$11.27
(1) On, March 26, 2026, our board of directors approved a gross dividend for June 2026 of $0.0525 per share to stockholders of record as of June 23, 2026. The decrease in share price on June 23, 2026 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.